UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SeaWorld Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81282V100
(CUSIP Number)

Xiu Song Wang
China Huarong Tower
60 Gloucester Road
Wanchai, Hong Kong
852-31985568
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81282V100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Sun Wise (UK) Co., Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81282V100	SCHEDULE 13D	Page 3 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of SeaWorld Entertainment, Inc., a Delaware corporation (the “Company”). This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Sun Wise (UK) Co., Ltd, a private limited company incorporated under the laws of England and Wales (“SWUK”), jointly with the other Reporting Persons named therein on May 8, 2017 (the “Schedule 13D”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D with respect to SWUK is amended and supplemented as follows:

(a) This Amendment No. 1 is being filed solely on behalf of SWUK.

(b) The business address of SWUK is 5 New Street Square, London, United Kingdom EC4A 3TW.

(c) SWUK is a holding company formed with the specific purpose of holding the Shares. Current information concerning the identity and background of the directors of SWUK is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Amendment No. 1.

(d) During the last five years, none of SWUK or, to the best knowledge of SWUK, any of its directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of SWUK or, to the best knowledge of SWUK, any of its directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship for each director of SWUK is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

As described in the Schedule 13D, in connection with the initial purchase of the Shares, on May 8, 2017: (i) SWUK, Sun Wise Oriented (HK) Co., Limited (“SWHK”) and PA Eminent Opportunity VI Limited (“PA Opportunity VI ”) entered into the Facility Agreement; (ii) SWUK, SWHK, Wang Yonghong, and China Huarong International Holdings Limited (“Huarong”) entered into the Investment Agreement; and (iii) SWUK and Lord Central Opportunity V Limited, an affiliate of PA Opportunity VI (the “Security Agent”) entered into the Security Agreement.  The Facility Agreement, the Investment Agreement and the Security Agreement are incorporated in the Schedule 13D as Exhibit 99.7, Exhibit 99.9 and Exhibit 99.8, respectively. Pursuant to the Security Agreement, SWUK pledged, among other things, the entirety of its 19,452,063 shares of Common Stock (the “Shares”) as collateral to secure SWUK’s obligations under the Facility Agreement and the Investment Agreement.

On May 9, 2018, PA Opportunity VI delivered a default notice and took other formal steps to declare a default (the “Declaration of Default”) under the Security Agreement.  Following its delivery of the default notice, PA

CUSIP No. 81282V100	SCHEDULE 13D	Page 4 of 7 Pages

Opportunity VI continued to negotiate with SWUK and certain other obligors under the Facility Agreement for a potential cure to the default.  Such negotiations were discontinued on May 3, 2019.  As a result of these negotiations not continuing, and pursuant to the terms of the Letter Agreement (defined and described in Item 6 to this Amendment No. 1), SWUK determined that it no longer had the right to vote and/or dispose of the Shares, within the meaning of Rule 13d-3 under the Act (as applicable and subject to limitations in the Stockholders Agreement) as of such date.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) and (b) The information relating to the beneficial ownership of the Shares by SWUK is set forth in Rows 7 through 11 of the cover page hereto and is incorporated herein by reference.

Calculations of the percentage of the Common Stock beneficially owned assumes that there are a total of 84,126,506 outstanding shares of the Common Stock as of February 22, 2019, as reported in the Company’s annual report on Form 10-K, filed with the SEC on March 1, 2019. Based on this number of outstanding shares of the Common Stock, SWUK may be deemed to be the beneficial owner of 0.0% of the total number of outstanding Common Stock as listed on its reporting page.

(c) Except as disclosed in this Amendment No. 1, SWUK did not enter into any transactions in the Common Stock of the Company within the past 60 days.

(d) Not applicable.

(e) As of May 3, 2019, SWUK ceased to be the beneficial owner of more than five percent of the class of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:

In connection with the Declaration of Default, to effect the transfer of the Shares to the Security Agent (the “Transfer”), SWUK and the Company entered into a letter agreement dated May 3, 2019 (the “Letter Agreement”), pursuant to which, generally, SWUK agreed to the Transfer and agreed to release the Company from liabilities relating to the Transfer.  Pursuant to the terms of the Letter Agreement, SWUK further agreed to cause Mr. Yongli Wang, one of SWUK’s director designees serving on the Company’s Board of Directors (the “Board”), to promptly tender his resignation to the Board.  The description of the Letter Agreement contained in this Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to the form of such Letter Agreement, which is attached here as Exhibit 99.11 and is incorporated herein by reference.

Item 6 of the Schedule 13D with respect to the Stockholders Agreement and Registration Rights Agreement described therein is amended and supplemented as follows:

In connection with the Declaration of Default, upon the Transfer, the Stockholders Agreement, dated March 24, 2017, among the Company, SWUK and Zhonghong Zhuoye Group Co., Ltd. (solely for purposes of Section 4.3 thereof) was automatically terminated in accordance with its terms.  Pursuant to the Letter Agreement, one of SWUK’s two director designees, Mr. Yongli Wang, resigned from the Board on May 3, 2019. The Company asked SWUK’s other director designee, Mr. Yoshikazu Maruyama, to continue to serve in his current role as Chairman of the Board, although SWUK’s Board nomination rights under the Stockholders Agreement have terminated.  In addition, as a result of the Declaration of Default, upon the Transfer, SWUK no longer has any registrable securities under the Registration Rights Agreement, dated March 24, 2017, by and between the Company and SWUK.  Pursuant to the Letter Agreement, SWUK acknowledged and agreed to the assignment of the Registration Rights Agreement to the Security Agent (or any person identified to the Company by the Security Agent in writing).  Copies of the Stockholders Agreement and Registration Rights Agreement were previously filed with the Schedule 13D as Exhibits 99.3 and 99.4, respectively.

CUSIP No. 81282V100	SCHEDULE 13D	Page 5 of 7 Pages

Item 6 of the Schedule 13D with respect to the Facility Agreement, the Investment Agreement and the Security Agreement described therein is amended and supplemented as follows:

The information in Item 4 is incorporated herein by reference to the extent applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 99.11: Form of Letter Agreement by and between the Company and SWUK (filed herewith)

CUSIP No. 81282V100	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019

SUN WISE (UK) CO., LTD

By:	/s/ Xiu Song Wang
	Name:	Xiu Song Wang
	Title:	Director of Sun Wise (UK) Co., Ltd.

By:	PA Eminent Opportunity VI Limited, Director of Sun Wise (UK) Co., Ltd.

By:	/s/ Derek Roy Crane
	Name:	Derek Roy Crane
	Title:	Director of PAX Secretaries Limited, Sole Director of PA Eminent Opportunity VI Limited

CUSIP No. 81282V100	SCHEDULE 13D	Page 7 of 7 Pages

SCHEDULE A

Directors of SWUK

The name, principal occupation, business address, and citizenship of each of the directors of SWUK are set forth below.

Name	Principal Occupation	Principal Business Address	Citizenship
Xiu Song Wang	Director of Sun Wise (UK) Co., Ltd; Director of Investment Banking Dept. at China Huarong International Holdings Limited	China Huarong Tower, 60 Gloucester Road, Wanchai, Hong Kong	People’s Republic of China

PA Eminent Opportunity VI Limited	Director of Sun Wise (UK) Co., Ltd; Special Purpose Vehicle	Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands	British Virgin Islands